EXHIBIT 4

TRANSACTIONS EFFECTED BY PERSONS NAMED IN EXHIBITS 1 THROUGH 3 WITHIN THE LAST 60 DAYS

Name	Type of Transaction	Date	Number of Shares	Price
Claude Bébéar	Exercise of stock options	December 22, 2005	714,962 options on AXA shares	N/A
Henri de Castries	Exercise of stock options	December 19, 2005	132,758 options on AXA shares	N/A
Francois Pierson	Subscription to the Shareplan 2005 (the AXA Actionnariat Direct)	November 21, 2005	830.1051 units in the AXA Group FCPE mutual fund (equivalent to approximately 830 Shares)	€15,000
Claude Bébéar	Subscription to the Shareplan 2005 (the AXA Actionnariat Direct)	November 16, 2005	4,136.6906 units in the AXA Group FCPE mutual fund (equivalent to approximately 4,136 Shares)	€74,750
Henri de Castries	Subscription to the Shareplan 2005 (the AXA Actionnariat Direct)	November 16, 2005	35,136.2490 units in the AXA Group FCPE mutual fund (equivalent to approximately 35,136 Shares)	€634,912.02
Henri de Castries	Sale of Units in the AXA Group FCPE mutual fund invested in Shares	November 8, 2005	1,929.0994 units in the AXA Group FCPE mutual fund (equivalent to approximately 1,929 Shares)	€47,089.32

In addition to the transactions noted above, as a result of the merger of FINAXA into AXA on December 16, 2005, certain directors and/or executive officers of the Mutuelles AXA will receive (or have recently received) AXA Shares in exchange for their holdings of FINAXA ordinary shares.